82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

October 30, 2002

02060312

02 NOV 13 AM 10:27

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")
First Quarter Report

Enclosed please find one copy of the Company's Form 51-901F with the First Quarter Report and financial statements for the three months ended August 31, 2002.

Please be advised, that in accordance with National Policy 41, the First Quarter Report was mailed to shareholders on October 30, 2002.

Yours truly,

AFRICAN METALS CORPORATION

Karen Nestoruk
Corporate Secretary

/kn
enclosure

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

12/12

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

First Quarter Report to Shareholders - For the Three Months Ended August 31, 2002
(BC Form 51-901F, Schedule C: Management Discussion and Analysis)

Dear Shareholder:

Introduction

During the Company's 2003 First Quarter, African Metals completed the disposition of its Ghanaian companies and acquired the Kofeba concession in Mali, West Africa. The Company also began a program of pitting and trenching on the Lenguekoto concession. African Metals continues the search for additional gold concessions of merit.

The Sale of the Union and Nkroful Companies

On August 2, 2001, African Metals announced the agreement whereby it would return all of its Ghanaian assets to the original owners for 1.5 million shares of African Metals stock, which was to be returned to treasury. The assets included a 85% interest in the Nkroful property and a 100% interest in the Dugu and Karamenga concessions. It also included a mill on the Shiega Small Scale Mining Area. The transaction, which has received both shareholder and TSX Venture Exchange approval, was completed subsequent to the end of the quarter.

Lenguekoto Concession

This concession shares some of the important characteristics found associated with gold deposits in the area. This includes a geological setting consisting of a proximal granitic intrusive or intrusives within rock of the Birimian system. It also includes extensive areas of orpaillage. The orpailleurs on the Lenguekoto concession have reported rich pockets of gold in the zone.
An exploration program of pitting and trenching was carried out this summer, but the rainy season interrupted it. Sampling will take place as soon as the area dries out.

Kofeba Concession

Subsequent to year-end African Metals acquired an option on a 95% interest on the 27 sq. km Kofeba concession, subject to a 1% net smelter royalty and any production. To exercise its option the Company must pay $127,000 over a 6 to 7 year period. The concession lies across an important trend of gold mineralization. The area is underlain by rock of the very important Birimian system, which has been intruded by granitic rock. It is a historical and current site of orpaillage. The first program is expected to start early in 2003.

Financial and Corporate Information

African Metals raised $5,600 in the First Quarter through the exercise of 22,400 stock options at $0.25 and disposed of marketable securities for $2,365. A shareholder loan of $1,110 was also made. Subsequent to the end of the quarter, the Company raised $2,565 through the sale of marketable securities and a further $2,200 was loaned by a shareholder.

The Administration Costs for the First Quarter increased from $16,732 to $23,519. Much of this increase was accounted for by a Special Meeting required by the TSX Venture Exchange to approve the disposition of Ghanaian assets. The transaction will be recorded in the second quarter financial statements.

Investor Relations

Investor relations is conducted by Company personnel and through the dissemination of news releases and a brochure. We invite you to visit our website at *www.africanmetals.com.*

ON BEHALF OF THE BOARD

"Signed"

Willis W. Osborne
President & Director

BC FORM 51-901F

Quarterly Report

Incorporated as part of: X **Schedule A**

X **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER African Metals Corporation

ISSUER ADDRESS Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3

CONTACT PERSON Willis W. Osborne

CONTACT'S POSITION President

CONTACT TELEPHONE NUMBER (604) 684-4100

CONTACT EMAIL ADDRESS info@africanmetals.com

CONTACT WEBSITE ADDRESS www.africanmetals.com

FOR QUARTER ENDED August 31, 2002

DATE OF REPORT October 28, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

MICHAEL F. BOLTON	*"Michael F. Bolton"*	**2002-10-28**
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATED SIGNED (YY/MM/DD)**

WILLIS W. OSBORNE	*"Willis W. Osborne"*	**2002-10-28**
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATED SIGNED (YY/MM/DD)**

Schedule A: Financial Information

AFRICAN METALS CORPORATION

Consolidated Financial Statements

August 31, 2002 and 2001

AFRICAN METALS CORPORATION
Consolidated Balance Sheets

August 31, 2002 and May 31, 2002

	August 31, 2002 (unaudited)	May 31, 2002 (audited)
Assets		
Current assets:		
Cash	$ 1,100	$ 10,179
Marketable securities	47,845	49,110
Accounts receivable	1,587	1,548
Prepaid expenses	2,012	8,426
	52,544	69,263
Property, Plan and Equipment	224,588	224,588
Mineral Properties, including deferred costs (Note 2)	28,776	23,580
	$ 305,908	$ 317,431
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 32,113	$ 27,404
Due to related parties	9,862	9,288
	41,975	36,692
Shareholders' equity:		
Share capital (Note 3)	9,431,790	9,393,550
Share subscription advance	2,500	35,140
Deficit	(9,170,357)	(9,147,951)
	263,933	280,739
	$ 305,908	$ 317,431

On behalf of the Board:

Willis W. Osborne (signed)
Director

Michael F. Bolton (signed)
Director

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Statements of Operations and Deficit

For the three months ended August 31, 2002 and 2001

	2002	2001
ADMINISTRATION COSTS:		
Bank charges	$ 163	$ 202
Commissions	75	330
Management fees	4,500	4,500
Office and miscellaneous	6,630	5,909
Professional fees	1,940	1,280
Rent	3,682	2,912
Shareholder relations	2,864	-
Stock exchange filing fees	1,633	680
Telephone	231	175
Transfer agent	1,231	654
Travel and promotion	570	90
	23,519	16,732
OTHER ITEMS:		
Interest income	(13)	(83)
Loss (gain) on sale of investments	(1,100)	120
	(1,113)	37
NET LOSS FOR THE PERIOD	22,406	16,769
DEFICIT, BEGINNING OF PERIOD	9,147,951	8,625,743
DEFICIT, END OF PERIOD	$ 9,170,357	$ 8,642,512
Loss per share	$ (0.001)	$ (0.001)

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Schedules of Deferred Exploration and Development Costs

For the three months ended August 31, 2002 and 2001

	2002	2001
EXPLORATION AND DEVELOPMENT EXPENDITURES:		
Amortization	$ -	$ 13,550
Drilling, assays and reclamation	-	910
Exploration and surveys	1,694	226
Office, consulting and travel	-	2,039
	1,694	16,725
BALANCE OF COSTS AT BEGINNING OF PERIOD	12,219	28,316
BALANCE OF COSTS AT END OF PERIOD	$ 13,913	$ 45,041

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Schedules of Mineral Property Interests

For the three months ended August 31, 2002

Mineral Property Interests:

	Opening Balance June 1, 2002	Expenditures	Balance August 31, 2002
Mineral properties:			
Ghana	$ 1	$ -	$ 1
Mali	11,360	3,502	14,862
	$ 11,361	$ 3,502	$ 14,863

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Consolidated Statements of Cash Flows

For the three months ended August 31, 2002 and 2001

	2002	2001
OPERATING ACTIVITIES:		
Net loss for the period	$ (22,406)	$ (16,769)
Adjustment:		
Loss (Gain) on disposal of marketable securities	(1,100)	120
	(23,506)	(16,649)
Changes in non-cash working capital items:		
Accounts receivable	(39)	(208)
Prepaid expenses	6,414	(90)
Accounts payable and accrued liabilities	4,709	(7,897)
Due to related parties	574	(2,784)
	(11,848)	(27,628)
FINANCING ACTIVITIES:		
Issue of share capital for cash	5,600	24,500
Share subscription advance	-	2,235
	5,600	26,735
INVESTING ACTIVITIES:		
Proceeds on disposal of marketable securities	2,365	10,230
Acquisition costs of mineral properties	(3,502)	(4,325)
Deferred exploration and development costs, net of amortization	(1,694)	(3,175)
	(2,831)	2,730
INCREASE (DECREASE) IN CASH	(9,079)	1,837
CASH, BEGINNING OF PERIOD	10,179	4,996
CASH, END OF PERIOD	$ 1,100	$ 6,833

"Prepared By Management Without Audit"
SEE ACCOMPANYING NOTES

AFRICAN METALS CORPORATION
Notes to Consolidated Financial Statements
August 31, 2002

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual May 31, 2002 audited financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual May 31, 2002 audited financial statements.

2. MINERAL PROPERTIES

August 31, 2002	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 1	$ -	$ -	$ 1
b. Mali	14,862	13,913	-	28,775
c. Argentina	-	-	-	-
d. Alaska	-	-	-	-
	$ 14,863	$ 13,913	$ -	$ 28,776

May 31, 2002	Acquisition Costs	Deferred Exploration and Development Costs	Write-down of Capitalized Costs	Total
a. Nkroful Properties, Ghana	$ 300,000	$ 101,465	$ (401,464)	$ 1
b. Mali	24,767	50,027	(51,215)	23,579
c. Argentina	1	-	(1)	-
d. Alaska	1	-	(1)	-
	$ 324,769	$ 151,492	$ (452,681)	$ 23,580

b. **Mali, West Africa**

Kofeba concession

The Company entered into an option agreement on the Kofeba concession, located in Mali. Under the agreement, the Company may acquire a 95% interest in the concession for consideration of approximately $127,000 over a period of six to seven years (of which $3,502 has been paid to date). The concession is subject to a 1% net smelter royalty.

3. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	August 31, 2002 Number of Shares	August 31, 2002 Amount $	May 31, 2002 Number of Shares	May 31, 2002 Amount $
Balance beginning of period/year	12,508,620	$ 9,393,550	12,087,120	$ 9,305,450
Shares issued for cash	158,400	38,240	421,500	88,100
Balance end of period/year	12,667,020	$ 9,431,790	12,508,620	$ 9,393,550

3. **SHARE CAPITAL (Con't)**

Transactions for the Issue of Share Capital During the quarter ended August 31, 2002:

a. The company completed a Private Placement financing consisting of 136,000 units at a price of $0.24 per unit for a total consideration of $32,640. Each unit consists of one (1) share and one (1) non-transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.30 per share on or before April 03, 2004.

b. The Company issued 22,400 shares a price of $0.25 per share for the exercise of stock options for total considerations of $5,600.

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock options outstanding as of August 31, 2002 and May 31, 2002 and changes during the period/year then ended is as follows:

	August 31, 2002		May 31, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	776,000	$ 0.22	842,500	$ 0.20
Granted	300,000	0.27	310,000	0.25
Exercised	(22,400)	0.25	(271,500)	(0.21)
Forfeited/cancelled	-	-	(105,000)	(0.20)
Options outstanding, end of year	1,053,600	$ 0.23	776,000	$ 0.22

At August 31, 2002, the Company had outstanding stock options exercisable to acquire 1,053,600 shares as follows:

Shares	Exercise Price	Expiry Date
72,500	$0.20	October 16, 2002
112,000	$0.20	August 06, 2003
357,500	$0.20	January 26, 2005
211,600	$0.25	July 13, 2006
300,000	$0.27	June 26, 2007
1,053,600		

The following table summarizes information about the stock options outstanding and exercisable at August 31, 2002:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.02	542,000	1.80	$0.20
$0.25	211,600	3.87	$0.25
$0.27	300,000	4.82	$0.27
	1,053,600	3.07	$0.23

3. **SHARE CAPITAL (Con't)**

The Company follows the settlement accounting method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statements of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the period	$ 22,406
Unrecorded stock option compensation adjustment	34,762
Pro-forma net loss for the period	$ 57,158
Pro-forma loss per share	$ (0.004)

The fair values of options vested during the three months ended August 31, 2002 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	41%
Risk-free interest rate	4.72%
Expected life	5 Years
Dividend yield	0%

WARRANTS

At August 31, 2002, the Company had outstanding share purchase warrants to acquire 136,000 shares at a price of $0.30 per share on or before April 03, 2002.

4. **RELATED PARTY TRANSACTIONS**

During the three months ended August 31, 2002, the Company was involved in the following related party transactions:

a. Management fees totalling $4,500 (2002 - $4,500) were paid to a corporation owned by the President of the Company.

b. Rent and office services totalling $4,000 (2002 - $2,912) were incurred with, Great Quest Metals Ltd., a corporation related by virtue of common directors.

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

5. **LEASE COMMITMENT**

The Company is under obligation for an equipment lease. Future minimum lease payments for the next three years are as follows:

2003	$ 1,944
2004	2,593
2005	2,377
	$ 6,914

6. **SEGMENTED INFORMATION**

The Company operates in one reportable operating segment, being the exploration and development of mineral properties.

The Company's property, plant and equipment are all located in Ghana, Africa.

7. **SUPPLEMETAL CASH FLOW INFORMATION**

The Company incurred non-cash financing and investing activities during the period/year ended August 31, 2002 and May 31, 2002 as follows:

	August 31, 2002	May 31, 2002
Non-cash investing activities:		
Deferred exploration and development cost, net of amortization	$ -	$ 101,465

Section 1 – Analysis of expenses and deferred costs:

Details of Mineral Property Interests by Expense Category: See Schedule A: "Consolidated Schedules of Deferred Exploration and Development Costs".

Section 2 – Related party transactions for the fiscal year-to-date:

See Note 4 of the accompanying financial statements.

Section 3

A. **Securities Issued/Allotted During the Period**

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
June 04/002	Common Shares	Private Placement	136,000	$0.24	$ 32,640	Cash	Nil
Aug 27/02	Common Shares	Exercise of Options	22,400	$0.25	$ 5,600	Cash	Nil

B. **Options Granted During the Period**

Date of Grant	Number or Amount	Name of Optionee	Exercise Price	Expiry Date
June 26, 2002	55,000	Mamadou Keita	$0.27	June 26, 2007
June 26, 2002	20,000	Karen Nestoruk	$0.27	June 26, 2007
June 26, 2002	25,000	Abdoulaye Thiero	$0.27	June 26, 2007
June 26, 2002	200,000	Swiftcurrent Venture Ltd.	$0.27	June 26, 2007

Section 4

A. **Authorized and Issued Share Capital as at August 31, 2002**

Authorized Share Capital - Unlimited common shares without par value.

A total of 12,667,020 shares have been issued for a total of $9,431,790.

B. **Options, Warrants and Convertible Securities Outstanding as at August 31, 2002:**

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	72,500	$0.27	October 16, 2002
Stock Options	112,000	$0.20	August 06, 2003
Stock Options	357,500	$0.20	January 26, 2005
Stock Options	211,600	$0.25	July 13, 2006
Stock Options	300,000	$0.27	June 26, 2007
Warrants	136,000	$0.30	April 03, 2004

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

CORPORATION INFORMATION

(As at October 28, 2002)

Corporate Office:	Suite 515, 475 Howe Street Vancouver, British Columbia, Canada V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854 Website: www.africanmetals.com Email Address: info@africanmetals.com
Directors & Officers:	Mr. Michael F. Bolton, Director Mr. Willis W. Osborne, President & Director Mr. Franklin Russell, Director Ms. Jennifer Nestoruk, Corporate Secretary
Stock Exchange Listing:	TSX Venture Exchange (TSX) Trading Symbol "AFR"
Transfer Agent & Registrar:	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9
Share Capital:	Authorized: Unlimited Issued: 11,167,020 Options: 981,100 12g3-2(b) Exemption #82-1856 Standard & Poor's Listed United States Securities & Exchange Commission Form 20-F File No. 0-29588
Legal Counsel	DuMoulin Black 10th Floor, 595 Howe Street Vancouver, British Columbia, Canada V6C 2T5
Registered & Records Office	Anton, Campion, MacDonald, Oyler & Buchan Suite 200 Financial Plaza, 204 Lambert Street Whitehorse, Yukon, Canada Y1A 3T2
Auditor:	Jones Richards & Company Suite 900, 1200 Burrard Street Vancouver, British Columbia, Canada V6Z 2C7

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